FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)
[X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

Commission file number 001-13958

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE HARTFORD INVESTMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE HARTFORD FINANCIAL SERVICES GROUP, INC.
One Hartford Plaza, Hartford, Connecticut 06155

The Hartford Investment and Savings Plan

December 31, 2023 and 2022

Page No(s).
Report of Independent Registered Public Accounting Firm	F-3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	F-4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	F-5
Notes to Financial Statements as of December 31, 2023 and 2022 and for the year ended December 31, 2023	F-6 - F-14
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023	F-15 - F-58
Signature	F-59 - F-60

Exhibit Index
Exhibit Number Exhibit Name
23.1 Consent of Independent Registered Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and     Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of     1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
The Hartford Investment and Savings Plan
Hartford, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Hartford Investment and Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Hartford, Connecticut
June 20, 2024

We have served as the auditor of the Plan since 2001.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2023 AND 2022
($ IN THOUSANDS)

	2023	2022
Assets
Investments:
Investments, at fair value (Note 4)	$5,766,204	$4,816,739
Investments, at contract value (Note 3)	678,636	790,489
Total investments	6,444,840	5,607,228
Receivables:
Notes receivable from Members	72,840	69,790
Employer contribution receivable	7,506	—
Dividends, interest and investment receivable	3,752	3,164
Total receivables	84,098	72,954
Total assets	6,528,938	5,680,182
Liabilities
Investment management expenses payable	1,164	1,096
Total liabilities	1,164	1,096
Net assets available for benefits	$6,527,774	$5,679,086

See Notes to Financial Statements.

EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2023
($ IN THOUSANDS)

2023
Changes in net assets attributed to:
Contributions:
Member contributions	$202,188
Employer contributions	155,960
Rollover contributions	26,252
Total contributions	384,400

Investment income:
Net appreciation in fair value of investments	933,002
Dividends	19,499
Total investment income	952,501

Interest income on notes receivable from Members	4,248

Total contributions, investment income and interest income on notes receivable from Members	1,341,149

Deductions from net assets attributed to:
Benefits paid to Members	488,379
Investment management fees	3,820
Administrative expenses	262
Total deductions	492,461

Net increase in net assets	848,688

Net assets available for benefits:
Beginning of year	5,679,086
End of year	$6,527,774

See Notes to Financial Statements.

THE HARTFORD INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2023 AND 2022
AND FOR THE YEAR ENDED DECEMBER 31, 2023
($ IN THOUSANDS)

Note 1. Description of the Plan

The following description of The Hartford Investment and Savings Plan (the “Plan” or “ISP”) is provided for general information purposes only. "Members," eligible participants of the Plan, should refer to the Plan document for more complete information.

The Hartford Financial Services Group, Inc. (“HFSG”, together with its subsidiaries, “The Hartford”, or the “Company”) is an insurance and financial services company. The Hartford, headquartered in Connecticut, is among the largest providers of property and casualty insurance and group life and disability products to individual and business customers in the United States of America. The Hartford is also a provider of mutual funds and exchange traded products to investors. The Plan Sponsor, Hartford Fire Insurance Company, is a wholly owned subsidiary of The Hartford.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, loans, fund redistribution and certain definitions are contained in the Plan document. A Summary Plan Description (“SPD”) setting forth the highlights of the Plan is available to Members on the Fidelity Net Benefits website. Fidelity Workplace Services LLC serves as the record keeper of the Plan.

Plan Changes

See Note 9 for a general description of amendments made to the Plan document during 2023 and 2022.

General

The Plan is a defined contribution plan covering substantially all full-time and part-time employees of the Company. The Pension Administration Committee of the Company controls and manages the operation and administration of the Plan, subject to certain exemptions that are specified in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The trust, as defined in the Plan document, is comprised of the aggregate funds held by the trustee, State Street Bank and Trust Company (the “Trustee”), under the trust agreement established for the purposes of the Plan. The Investment and Savings Plan Investment Committee (“ISPIC”) is responsible for the management of Plan assets except with respect to matters that are the responsibility of Newport Trust Company as fiduciary with respect to the common stock of HFSG (“Hartford Stock”) held in The Hartford Stock Fund. The ISPIC may from time to time add investment funds to or eliminate investment funds from the group of investment funds available under the Plan, provided, however, that the ISPIC has no authority with respect to the Hartford Stock in The Hartford Stock Fund.

Contributions

Members may elect to contribute a percentage of their eligible compensation (including overtime and certain annual bonuses and sales incentives) and may designate their contributions as before-tax, Roth 401(k), after-tax or a combination thereof. Generally, Members may contribute 1% to 50% of eligible compensation, except that Members who are highly compensated employees may have contribution limits of less than 50% due to the operation of certain tests required under the Internal Revenue Code of 1986, as amended (the “IRC”). If Members do not elect otherwise, they are automatically enrolled to make before-tax contributions equal to 6% of eligible compensation.

The Company's contributions include a non-elective contribution of 2% of eligible compensation (“Non-elective Company contributions”) and a dollar-for-dollar matching contribution of up to 6% of eligible compensation contributed by the Member each pay period (“Matching Company contributions”). Prior to January 1, 2013, in addition to matching company contributions, the Company made floor company contributions equal to 0.5% of highly compensated eligible employees’ base salary and 1.5% of all other eligible employees’ base salary.

Note 1. Description of the Plan (continued)

Member contributions in excess of 6% of the eligible compensation are supplemental savings that are not matched by the Company.

Effective January 1, 2023, the Plan was amended to change the maximum contribution for participants age 50 or older from 75% to 50% of salary and to add a year-end Matching Company contribution. See Note 9 for a general description of amendment.

Administrative Costs

The trust pays certain administrative expenses of the Plan out of the assets of the trust. Expenses not paid by the trust are borne by the Company.

Member Accounts

Individual accounts are maintained for each Member of the Plan. Each Member’s account is credited with that Member’s contributions and allocations of the associated Matching Company contributions, Non-Elective Company contributions and any investment earnings for the Member’s account, and is charged with withdrawals and an allocation of administrative expenses and investment losses for the Member’s account. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from that Member’s vested account balance.

Vesting

Members are 100% vested at all times with respect to Member contributions and earnings thereon. Members first hired prior to January 1, 2016 are 100% vested in Matching Company and Non-Elective Company contributions made after January 1, 2013 after two years of service. Effective January 1, 2016, Members first hired on or after January 1, 2016 are 100% vested in Matching Company contributions and Non-Elective Company contributions after three years of service.

Members are vested 20% in Matching Company contributions made prior to January 1, 2013 for each completed year of service, until five years of service at which time the Members are 100% vested. Members are fully vested in floor company contributions made prior to January 1, 2013.

Notwithstanding the foregoing statement, a Member becomes fully vested in such Member’s Matching and Non-Elective Company contribution account upon retirement (for retirement eligible Members), disability, death, reaching age 65, or upon the complete discontinuance of Company contributions or termination of the Plan.

Investment Options

Members may direct the investment of their future contributions and/or existing account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. Member contributions, Matching Company contributions and Non-Elective Company contributions may be invested in any of the various investment options of the Plan in multiples of 1%, as elected or deemed elected by the Member (“Member directed investments”).

Certain investment options are parties-in-interest with The Hartford. See Note 8 for further discussion.

Notes Receivable from Members

Members may borrow from their accounts to a maximum equal to the lesser of $50 or 50% of their vested account balance, reduced by any pre-existing outstanding loan amounts during the last 12 months. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the Member’s account. The interest rate on a loan in a calendar quarter is set on the last business day of the prior February, May, August or November based on the prime rate provided by Thomson Reuters on that date plus one percentage point and is fixed for the term of the loan. Principal and interest are paid ratably through payroll deductions.

Note 1. Description of the Plan (continued)

Payment of Benefits

On termination of service due to retirement, death, disability, or certain other reasons, Members or their designated beneficiaries may elect to receive either a lump sum amount equal to the value of their vested account balance, or, in the case of
Members meeting certain requirements, periodic payments of a fixed amount, a fixed percent, or a fixed timeframe, or over their life expectancy. If a Member was receiving periodic payments, upon the Member's death, the designated beneficiary has the option of receiving the remaining value either in a lump sum or over a period not to exceed ten years for a non-spouse beneficiary (or over the spouse's lifetime).

Distributions may be paid in cash or, with respect to The Hartford Stock Fund, in stock distributions. Members or their designated beneficiaries may also elect to defer distributions subject to certain conditions.

Forfeitures

When a Member terminates employment before he or she has vested in his or her Matching Company and Non-Elective Company contributions, the non-vested portion of the Member’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future Company contributions or pay Plan administrative expenses for the Plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2023 and 2022, forfeited non-vested account balances totaled $43 and $6, respectively, that had not been applied yet to future contributions or expenses.

These forfeitures are applied to reduce future Matching Company contributions. During the year ended December 31, 2023, Matching Company contributions were reduced by $4,240 from forfeitures.

Note 2. Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options to its Members. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Market risks include global events which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is possible that changes in the values of investments, which are reflected in the Statement of Changes in Net Assets Available for Benefits, may occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Note 2. Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for fully benefit-responsive guaranteed investment contracts (“GICs”), which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Members would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 3). See Note 4 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment expenses charged to the Plan for investments in mutual funds and collective investment trusts are charged directly against the assets of the fund and are not separately reflected. Consequently, investment expenses are reflected as a reduction of investment gain (loss) for such investments. For investments other than mutual funds and collective investment trusts, investment expenses are recognized as expenses of the Plan as incurred.

Payment of Benefits

Benefits paid to Members are recorded when distributed.

Contributions

Member, Matching and Non-Elective Company contributions are recorded in the period during which the Company makes payroll deductions from Members’ compensation.

Excess Contribution Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no such excess contributions in 2023 or 2022.

Notes Receivable from Members

Notes receivable from Members are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from Member loans are recorded as deemed distributions based on the terms of the Plan document.

Administrative Expenses

Generally, recordkeeping and trustee/custodian fees of the Plan are paid by the Plan Sponsor. Certain administrative expenses of the Plan are paid by the Plan. Certain transaction fees may be assessed against a Member's account if the Member elects to engage in specific types of transactions with respect to their account.
Investment Management Fees
Investment management fees and trading fees directly related to the Plan investments are paid by the Plan. These expenses are netted against the Plan's investments net asset value for investments in mutual funds and collective investment trusts.

Note 3. Fully Benefit-Responsive Investment Contracts with Financial Institutions

The Plan’s stable value fund ("the Fund") available to Members as an investment option is a separately managed account, managed solely for the Plan, with a stable value fund investment strategy. Members who transferred money out of the Fund prior to January 1, 2021 could not move that money into the Hartford Total Return Bond HLS Fund or the Vanguard Federal Money Market Fund for 90 days. Members who transfer money out of the Fund on or after January 1, 2021 cannot move that money into the Vanguard Federal Money Market Fund for 90 days. The investment contracts within the stable value fund meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the

Note 3. Fully Benefit-Responsive Investment Contracts with Financial Institutions (continued)

relevant measure for fully benefit-responsive investment contracts because this is the amount received by Members if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings based on crediting rates, less Member withdrawals and less administrative expenses. The following represents the disaggregation of contract value between types of investment contracts held by the Plan:

Contract Issuer	Contract Number	Major Credit Ratings	As of 12/31/2023 Investments at Contract Value	As of 12/31/2022 Investments at Contract Value

Synthetic GIC Contracts:
Transamerica Premier Life	MDA01097TR	AA- / Aa2	$189,311	$221,852
American General Life	1646368	AA / Aa2	91,641	107,981
American General Life	1635582	AA+ / Aa2	71,677	76,509
RGA	RGA00058	AA / Aa2	81,193	96,043
Prudential	GA62433	AA / Aal	157,488	185,619
Traditional GIC Contract:
New York Life	GA29021	AA+ / Aaa	87,326	102,485
Total			$678,636	$790,489

The key difference between a synthetic guaranteed investment contract ("GIC") and a traditional GIC is that the Plan owns the underlying assets of the synthetic GIC. A synthetic GIC includes a wrapper contract, which is an agreement with the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic and traditional GICs are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic GICs held by the Plan include wrapper contracts that provide a guarantee that the crediting rate with respect to the applicable underlying assets will not fall below 0%. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in the contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed quarterly for resetting.
The Plan also holds a traditional GIC. The contract issuer is contractually obligated to repay the principal and interest at a specific interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The contract can be terminated at any time at market value.
The Plan’s ability to receive amounts due in accordance with the traditional and the synthetic GIC is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. Examples of such events include the following:
1.The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to     be tax-exempt under Section 501(a) of the Internal Revenue Code
2.Premature termination of the traditional GIC contract or the synthetic GIC contracts
3.Plan termination or merger
4.Changes to the Plan’s prohibition on competing investment options
5.Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

Note 3. Fully Benefit-Responsive Investment Contracts with Financial Institutions (continued)
The Plan Sponsor does not believe that any such events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuer or that would limit the ability of the Plan to transact at contract value with the Members.
In addition, certain events allow the issuer to terminate the GIC contracts with the Plan and settle at an amount different from contract value. Examples of such events include the following:
1.An uncured violation of the Plan’s investment guidelines
2.A breach of a material obligation under the contract by the Plan Sponsor
3.A material misrepresentation by the Plan Sponsor
4.A material amendment to the agreements without the consent of the issuer.
Note 4. Fair Value Measurements

The Plan estimates of fair value are based on ASC 820, Fair Value Measurements and Disclosures, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions. The level in the fair value hierarchy within which the fair value measurement is reported is based on the level of the input that is least observable to the measurement in its entirety. The three levels of the hierarchy are as follows:

•Level 1 - Fair values based primarily on unadjusted quoted prices for identical assets, or liabilities, in active markets that the Plan has the ability to access at the measurement date.

•Level 2 - Fair values primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.

•Level 3 - Fair values derived when one or more of the significant inputs are unobservable (including assumptions about risk). With little or no observable market, the determination of fair values uses considerable judgment and represents the Plan’s best estimate of an amount that could be realized in a market exchange for the asset or liability. Also included are securities that are traded within illiquid markets and/or priced by independent brokers.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used during 2023 or 2022.

Short-term Investments - Valued at quoted prices.

Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Equity Securities - Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Investment Trusts - Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Member transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner. As of December 31, 2023 and 2022 there were no unfunded commitments or redemption restrictions on collective investment trusts.

Note 4. Fair Value Measurements (continued)

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2023 and 2022.

	Investment Assets at Fair Value December 31, 2023
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$5,861	$—	$—	$5,861
Mutual Funds	857,500	—	—	857,500
Equity Securities	643,151	—	—	643,151

Total Investments at fair value	$1,506,512	$—	$—	$1,506,512
Investments at net asset value:
Collective investment trusts				4,259,692

Total investments				$5,766,204

	Investment Assets at Fair Value December 31, 2022
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Invested Assets
Short Term Investments	$6,277	$—	$—	$6,277
Mutual Funds	706,324	—	—	706,324
Equity Securities	605,943	—	—	605,943

Total Investments at fair value	$1,318,544	$—	$—	$1,318,544
Investments at net asset value:
Collective investment trusts				3,498,195

Total investments				$4,816,739

The Plan Sponsor's Investment and Savings Plan Investment Committee, which oversees the Plan’s menu of investments, works with an unaffiliated investment consultant to monitor the performance of Plan investments, periodically reviews the Plan’s menu of investments and, when appropriate, makes changes.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 5. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated June 13, 2017 that the Plan and related Trust are designed in accordance with the applicable regulations of the IRC. While the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. No provision for income taxes has been included in the Plan’s financial statements.

Note 6. Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the Trust agreement and the Trust hereunder, subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, affected Members automatically become fully vested in their accounts.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the accompanying financial statements and the amounts reflected in Form 5500 as of December 31, 2023 and 2022:

	2023	2022
Net assets available for benefits per accompanying financial statements	$6,527,774	$5,679,086
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(50,426)	(65,179)
Net assets per Form 5500	$6,477,348	$5,613,907

The following is a reconciliation of total investment income/loss, contributions and interest income on notes receivable on the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2023:

Total contributions, investment income and interest income on notes receivable from Members per accompanying financial statements	$1,341,148
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of the year	65,179
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of the year	(50,426)
Total income per Form 5500	$1,355,901

The following is a reconciliation of benefits paid to Members between the accompanying financial statements and the amount reflected in Form 5500 for the year ended December 31, 2023:

Benefits paid to Members per accompanying financial statements	$488,379
Deduct amounts allocated to deemed loan distributions	(139)
Benefits paid to Members per Form 5500	$488,240

Note 8. Exempt Party-in-Interest Transactions

Certain Plan investments include shares of mutual funds that are advised and distributed by a subsidiary and shares of Hartford Stock. At December 31, 2023 and 2022, the fair value of affiliated mutual funds held by the Plan was $717,063 and $592,195, respectively. At December 31, 2023 and 2022, the Plan held 2,928,005 shares and 3,087,941 shares of Hartford Stock with a cost basis of $102,343 and $106,017, respectively. The shares of Hartford Stock had a fair value of $235,353 and $234,159 at December 31, 2023 and 2022, respectively. During the years ended December 31, 2023 and 2022, purchases of shares by the Plan totaled $3,680 and $2,544, respectively, and sales of shares by the Plan totaled $15,576 and $9,897, respectively. During the year ended December 31, 2023, the Plan recorded dividend income from Hartford Stock and The Hartford’s mutual funds of $5,193.

The Plan also issues loans to Members, which are secured by the vested balances in the Members' accounts.

Note 9. Plan Amendments and Other Changes

Effective May 16, 2022, the Plan replaced the Hartford MidCap HLS Fund with the J.P. Morgan MidCap Growth Fund.

Effective July 1, 2022, the Plan removed the Vanguard Target Retirement 2015 Trust Select Fund and added the Vanguard Target Retirement 2070 Trust Select Fund.

Effective January 1, 2023, the Plan was amended to:
•Change the maximum contribution for participants age 50 or older from 75% to 50% of salary; and
•Add a year-end Matching Company contribution equal to the difference between the Matching Company contributions actually received by the participant for the Plan Year and the maximum Matching Company contribution that could have been received by the participant for the Plan Year if the Matching Company contribution was made at the end of the Plan Year instead of at the end of each payroll period. As a result of this amendment, the Company contributed $7.5 million to the Plan in March 2024. Such has been recorded as an employer contribution receivable in the financial statements as of December 31, 2023.

Note 10. Subsequent Events

Effective January 1, 2024, the Plan was amended to:
•No longer require 90 days of service before participants are eligible to receive Matching Company contributions and Non-Elective Company contributions; and
•Change the vesting schedule so that a participant who has service with the Company on or after January 1, 2024, will be 100% vested in company contributions after two years of service; prior to the amendment, certain participants did not become 100% vested in company contributions until after three years of service.

Management has evaluated events subsequent to December 31, 2023, through the date the financial statements were issued, noting there are no other subsequent events requiring adjustment or disclosure in the financial statements.

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Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	AAR CORP		**	$912
	BLACK HILLS CORP		**	534
	BOOT BARN HOLDINGS INC		**	946
	CACTUS INC A		**	1,398
	CHAMPIONX CORP		**	1,472
	CINEMARK HOLDINGS INC		**	646
	COLUMBIA BANKING SYSTEM INC		**	1,429
	COLUMBUS MCKINNON CORP/NY		**	1,440
	COMMVAULT SYSTEMS INC		**	1,089
	CTS CORP		**	1,415
	CVB FINANCIAL CORP		**	1,344
	DENNY S CORP		**	953
	DIODES INC		**	789
	DYCOM INDUSTRIES INC		**	1,280
	EAGLE MATERIALS INC		**	1,976
	EDGEWELL PERSONAL CARE CO		**	747
	ELEMENT SOLUTIONS INC		**	1,159
	ENOVIS CORP		**	1,173
	ENPRO INC		**	1,521
	FIRST FINANCIAL BANCORP		**	1,051
	FIRST INDUSTRIAL REALTY TR		**	747
	FNB CORP		**	1,503
	FOUR CORNERS PROPERTY TRUST		**	887
	GOVERNMENT STIF 12		**	1,103
	HEALTHCARE REALTY TRUST INC		**	1,302
	HELEN OF TROY LTD		**	1,127
	HUB GROUP INC CL A		**	1,335
	ICHOR HOLDINGS LTD		**	917
	INDEPENDENT BANK GROUP INC		**	836
	INTEGER HOLDINGS CORP		**	2,194
	JACK IN THE BOX INC		**	1,391
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	KEMPER CORP		**	$1,504
	KITE REALTY GROUP TRUST		**	1,348
	KORN FERRY		**	1,150
	LESLIE S INC		**	401
	MASONITE INTERNATIONAL CORP		**	965
	MATADOR RESOURCES CO		**	1,100
	MINERALS TECHNOLOGIES INC		**	1,606
	MOOG INC CLASS A		**	1,197
	MUELLER WATER PRODUCTS INC A		**	1,280
	NOMAD FOODS LTD		**	1,075
	NORTHWESTERN CORP		**	1,248
	NVENT ELECTRIC PLC		**	1,326
	OLD NATIONAL BANCORP		**	1,597
	OXFORD INDUSTRIES INC		**	801
	PACIFIC PREMIER BANCORP INC		**	1,401
	PATRICK INDUSTRIES INC		**	1,226
	PATTERSON COS INC		**	1,034
	PEBBLEBROOK HOTEL TRUST		**	684
	PJT PARTNERS INC A		**	1,913
	PLEXUS CORP		**	1,563
	PNM RESOURCES INC		**	1,147
	PRA GROUP INC		**	1,350
	PRIMO WATER CORP		**	767
	PROGRESS SOFTWARE CORP		**	1,103
	RENASANT CORP		**	1,460
	RUSH ENTERPRISES INC CL A		**	1,312
	RYMAN HOSPITALITY PROPERTIES		**	1,221
	SANDY SPRING BANCORP INC		**	739
	SELECTIVE INSURANCE GROUP		**	1,645
	SIX FLAGS ENTERTAINMENT CORP		**	1,446
	SOUTHWESTERN ENERGY CO		**	1,166
	STAG INDUSTRIAL INC		**	1,219
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Chartwell Equity Securities
	TOWNE BANK		**	$1,437
	TRI POINTE HOMES INC		**	1,530
	TRIMAS CORP		**	819
	UNIFIRST CORP/MA		**	1,228
	UNITED BANKSHARES INC		**	1,567
	UNITED COMMUNITY BANKS/GA		**	858
	VISTEON CORP		**	868
	Chartwell Equity Securities Total			$83,917
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Clearing Account
	STATE STREET BANK AND TRUST		**	$69
	Clearing Account Total			$69
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Collective Investment Trusts
	SSGA	SSGA REAL ASSET FUND	**	$22,012
	SPRUCEGROVE	INTERNATIONAL STOCK FUND	**	95,490
	STATE STREET	SSGA S&P 500 INDEX NON LENDING	**	1,044,851
	STATE STREET	STATE STREET	**	141,938
	STATE STREET	STATE STREET	**	223,563
	VANGUARD GROUP	TARGET RETIREMENT 2050	**	235,419
	VANGUARD GROUP	TARGET RETIREMENT 2045	**	389,350
	VANGUARD GROUP	TARGET RETIREMENT 2040	**	222,169
	VANGUARD GROUP	TARGET RETIREMENT 2035	**	479,810
	VANGUARD GROUP	TARGET RETIREMENT 2030	**	244,147
	VANGUARD GROUP	TARGET RETIREMENT 2025	**	310,612
	VANGUARD GROUP	TARGET RETIREMENT 2020	**	76,880
	VANGUARD GROUP	TARGET RETIREMENT 2070	**	1,377
	VANGUARD GROUP	TARGET RETIREMENT INCOME FUND	**	98,201
	VANGUARD GROUP	TARGET RETIREMENT 2055	**	160,728
	VANGUARD GROUP	TARGET RETIREMENT 2060	**	85,508
	THE VANGUARD GROUP	TARGET RETIREMENT 2065	**	17,453
	Collective Investment Trusts Total			$3,849,508
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Loomis Sayles Growth Fund
	LOOMIS SAYLES TR CO LLC		**	$386,661
	Loomis Sayles Growth Fund Total			$386,661
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Lee Munder Equity Securities
	ADVANCE AUTO PARTS INC		**	$433
	AERCAP HOLDINGS NV		**	2,272
	AKAMAI TECHNOLOGIES INC		**	2,285
	ALEXANDRIA REAL ESTATE EQUIT		**	1,803
	ALLSTATE CORP		**	2,831
	AMERICAN INTERNATIONAL GROUP		**	2,670
	AMERIPRISE FINANCIAL INC		**	2,370
	AXALTA COATING SYSTEMS LTD		**	2,477
	BERRY GLOBAL GROUP INC		**	1,540
	BORGWARNER INC		**	936
	CARTER S INC		**	850
	CASEY S GENERAL STORES INC		**	1,156
	CENCORA INC		**	2,571
	CENTERPOINT ENERGY INC		**	2,139
	CHAMPIONX CORP		**	1,652
	CHIMERA INVESTMENT CORP		**	711
	CLEAN HARBORS INC		**	2,947
	COLUMBIA SPORTSWEAR CO		**	1,482
	CONSTELLATION BRANDS INC A		**	1,546
	COTERRA ENERGY INC		**	1,626
	DARLING INGREDIENTS INC		**	2,055
	DIGITAL REALTY TRUST INC		**	1,909
	DISCOVER FINANCIAL SERVICES		**	978
	DOLLAR TREE INC		**	1,541
	DOVER CORP		**	2,198
	DTE ENERGY COMPANY		**	1,944
	ENCOMPASS HEALTH CORP		**	2,140
	ENTERGY CORP		**	1,724
	ENVISTA HOLDINGS CORP		**	904
	ESSEX PROPERTY TRUST INC		**	1,346
	EVERGY INC		**	1,176
	F5 INC		**	2,049
	FIRST HORIZON CORP		**	1,845
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Lee Munder Equity Securities
	FMC CORP		**	$1,023
	GENPACT LTD		**	1,379
	GLOBAL PAYMENTS INC		**	2,476
	GOVERNMENT STIF 12		**	2,464
	HASBRO INC		**	1,360
	HEXCEL CORP		**	1,858
	HOST HOTELS + RESORTS INC		**	845
	INGREDION INC		**	1,668
	INTL FLAVORS + FRAGRANCES		**	982
	KEYSIGHT TECHNOLOGIES IN		**	2,116
	L3HARRIS TECHNOLOGIES INC		**	1,243
	LABORATORY CRP OF AMER HLDGS		**	2,303
	LAMB WESTON HOLDINGS INC		**	1,969
	LEIDOS HOLDINGS INC		**	2,362
	LIVENT CORP		**	1,282
	LKQ CORP		**	2,437
	NISOURCE INC		**	1,814
	PARKER HANNIFIN CORP		**	1,805
	PERMIAN RESOURCES CORP		**	1,492
	PINNACLE FINANCIAL PARTNERS		**	1,322
	PIONEER NATURAL RESOURCES CO		**	1,369
	PROGRESSIVE CORP		**	2,018
	PTC INC		**	1,986
	QORVO INC		**	1,577
	REGAL REXNORD CORP		**	3,014
	REINSURANCE GROUP OF AMERICA		**	2,750
	SCOTTS MIRACLE GRO CO		**	515
	SNAP ON INC		**	2,391
	TREEHOUSE FOODS INC		**	1,649
	TYSON FOODS INC CL A		**	2,002
	VALERO ENERGY CORP		**	773
	VALVOLINE INC		**	1,589
	WABTEC CORP		**	1,711
	WEBSTER FINANCIAL CORP		**	$1,305
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Lee Munder Equity Securities
	WEC ENERGY GROUP INC		**	1,810
	WESCO INTERNATIONAL INC		**	1,833
	WILLIS TOWERS WATSON PLC		**	1,255
	ZIMMER BIOMET HOLDINGS INC		**	1,762
	Lee Munder Equity Securities Total			$123,615
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	10X GENOMICS INC CLASS A		**	$295
	A10 NETWORKS INC		**	113
	AAON INC		**	314
	ABERCROMBIE + FITCH CO CL A		**	203
	ACADEMY SPORTS + OUTDOORS IN		**	218
	ACADIA PHARMACEUTICALS INC		**	325
	ACI WORLDWIDE INC		**	148
	ADDUS HOMECARE CORP		**	282
	ADVANCED ENERGY INDUSTRIES		**	318
	AFFIRM HOLDINGS INC		**	620
	AGILYSYS INC		**	252
	AGIOS PHARMACEUTICALS INC		**	73
	AKERO THERAPEUTICS INC		**	98
	ALBANY INTL CORP CL A		**	50
	ALECTOR INC		**	15
	ALKERMES PLC		**	216
	ALLOGENE THERAPEUTICS INC		**	13
	ALPHA METALLURGICAL RESOURCE		**	355
	AMICUS THERAPEUTICS INC		**	144
	AMN HEALTHCARE SERVICES INC		**	292
	AMPHASTAR PHARMACEUTICALS IN		**	290
	API GROUP CORP		**	391
	APPFOLIO INC A		**	266
	ARCELLX INC		**	94
	ARRAY TECHNOLOGIES INC		**	138
	ARVINAS INC		**	112
	ASBURY AUTOMOTIVE GROUP		**	266
	ASGN INC		**	132
	ASPEN TECHNOLOGY INC		**	114
	ATI INC		**	468
	ATKORE INC		**	512
	ATRICURE INC		**	101
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	AVIDITY BIOSCIENCES INC		**	$40
	AXALTA COATING SYSTEMS LTD		**	368
	AXCELIS TECHNOLOGIES INC		**	467
	AZEK CO INC/THE		**	241
	BALCHEM CORP		**	156
	BANCORP INC/THE		**	345
	BELLRING BRANDS INC		**	516
	BIOHAVEN LTD		**	369
	BIOMEA FUSION INC		**	15
	BJ S WHOLESALE CLUB HOLDINGS		**	65
	BLACKBAUD INC		**	253
	BLOOMIN BRANDS INC		**	219
	BLUE OWL CAPITAL INC		**	257
	BLUEPRINT MEDICINES CORP		**	494
	BOISE CASCADE CO		**	39
	BOOZ ALLEN HAMILTON HOLDINGS		**	559
	BOX INC CLASS A		**	291
	BOYD GAMING CORP		**	479
	BRIDGEBIO PHARMA INC		**	198
	BRIGHT HORIZONS FAMILY SOLUT		**	172
	BROADRIDGE FINANCIAL SOLUTIO		**	243
	BRUKER CORP		**	163
	BRUNSWICK CORP		**	210
	BUILDERS FIRSTSOURCE INC		**	442
	CACI INTERNATIONAL INC CL A		**	534
	CADRE HOLDINGS INC		**	92
	CARVANA CO		**	233
	CASELLA WASTE SYSTEMS INC A		**	613
	CASEY S GENERAL STORES INC		**	228
	CATALENT INC		**	175
	CATALYST PHARMACEUTICALS INC		**	159
	CAVA GROUP INC		**	48
	CAVCO INDUSTRIES INC		**	287
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	CBIZ INC		**	$416
	CELSIUS HOLDINGS INC		**	142
	CENTRUS ENERGY CORP CLASS A		**	127
	CEREVEL THERAPEUTICS HOLDING		**	217
	CHAMPIONX CORP		**	219
	CHARLES RIVER LABORATORIES		**	295
	CHEMED CORP		**	112
	CHOICE HOTELS INTL INC		**	304
	CHURCHILL DOWNS INC		**	621
	CIRRUS LOGIC INC		**	216
	CLEAN HARBORS INC		**	421
	COCA COLA CONSOLIDATED INC		**	518
	COGENT COMMUNICATIONS HOLDIN		**	215
	COMFORT SYSTEMS USA INC		**	722
	CONMED CORP		**	253
	CORE + MAIN INC CLASS A		**	352
	CORVEL CORP		**	427
	COTY INC CL A		**	201
	CRINETICS PHARMACEUTICALS IN		**	74
	CRISPR THERAPEUTICS AG		**	269
	CROCS INC		**	204
	CSW INDUSTRIALS INC		**	330
	CURTISS WRIGHT CORP		**	755
	CYMABAY THERAPEUTICS INC		**	111
	CYTOKINETICS INC		**	416
	DAY ONE BIOPHARMACEUTICALS I		**	35
	DECKERS OUTDOOR CORP		**	390
	DENALI THERAPEUTICS INC		**	59
	DESCARTES SYSTEMS GRP/THE		**	581
	DICK S SPORTING GOODS INC		**	301
	DIODES INC		**	360
	DOMINO S PIZZA INC		**	381
	DOUBLEVERIFY HOLDINGS INC		**	372
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	DUOLINGO		**	$272
	EAGLE MATERIALS INC		**	551
	ELEMENT SOLUTIONS INC		**	198
	ELF BEAUTY INC		**	522
	EMBECTA CORP		**	17
	EMCOR GROUP INC		**	167
	ENDEAVOR GROUP HOLD CLASS A		**	354
	ENSIGN GROUP INC/THE		**	770
	ENTEGRIS INC		**	151
	EQUITY LIFESTYLE PROPERTIES		**	166
	EURONET WORLDWIDE INC		**	244
	EVERI HOLDINGS INC		**	47
	EVERTEC INC		**	198
	EVOLENT HEALTH INC A		**	155
	EXELIXIS INC		**	422
	EXLSERVICE HOLDINGS INC		**	524
	EXPONENT INC		**	74
	EXPRO GROUP HOLDINGS NV		**	76
	EXTREME NETWORKS INC		**	87
	FABRINET		**	815
	FACTSET RESEARCH SYSTEMS INC		**	324
	FAIR ISAAC CORP		**	372
	FEDERAL SIGNAL CORP		**	443
	FIRST INDUSTRIAL REALTY TR		**	243
	FORMFACTOR INC		**	163
	FORTINET INC		**	208
	FTI CONSULTING INC		**	399
	GARTNER INC		**	227
	GIBRALTAR INDUSTRIES INC		**	91
	GLOBUS MEDICAL INC A		**	363
	GOVERNMENT STIF 12		**	378
	GRAND CANYON EDUCATION INC		**	400
	GRAPHIC PACKAGING HOLDING CO		**	$201
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	GREEN BRICK PARTNERS INC		**	192
	GUARDANT HEALTH INC		**	154
	GXO LOGISTICS INC		**	413
	HAEMONETICS CORP/MASS		**	252
	HALOZYME THERAPEUTICS INC		**	405
	HAMILTON LANE INC CLASS A		**	295
	HERC HOLDINGS INC		**	160
	HILTON GRAND VACATIONS INC		**	157
	IDEAYA BIOSCIENCES INC		**	77
	IGM BIOSCIENCES INC		**	11
	IMMUNOGEN INC		**	238
	IMMUNOVANT INC		**	91
	INARI MEDICAL INC		**	184
	INFORMATICA INC CLASS A		**	241
	INSMED INC		**	388
	INSPERITY INC		**	339
	INSPIRE MEDICAL SYSTEMS INC		**	285
	INTELLIA THERAPEUTICS INC		**	112
	INTER PARFUMS INC		**	376
	INTRA CELLULAR THERAPIES INC		**	387
	IONIS PHARMACEUTICALS INC		**	349
	IOVANCE BIOTHERAPEUTICS INC		**	72
	IRHYTHM TECHNOLOGIES INC		**	191
	IRIDIUM COMMUNICATIONS INC		**	403
	IVANHOE ELECTRIC INC / US		**	69
	JOHN BEAN TECHNOLOGIES CORP		**	265
	KADANT INC		**	514
	KARUNA THERAPEUTICS INC		**	588
	KINSALE CAPITAL GROUP INC		**	194
	KOSMOS ENERGY LTD		**	165
	KRYSTAL BIOTECH INC		**	112
	KULICKE + SOFFA INDUSTRIES		**	257
	KYMERA THERAPEUTICS INC		**	$98
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	LANDSTAR SYSTEM INC		**	343
	LANTHEUS HOLDINGS INC		**	393
	LATTICE SEMICONDUCTOR CORP		**	339
	LCI INDUSTRIES		**	48
	LEONARDO DRS INC		**	301
	LIGHT + WONDER INC		**	222
	LINCOLN ELECTRIC HOLDINGS		**	413
	LITTELFUSE INC		**	189
	LOUISIANA PACIFIC CORP		**	365
	LPL FINANCIAL HOLDINGS INC		**	166
	MADRIGAL PHARMACEUTICALS INC		**	97
	MANHATTAN ASSOCIATES INC		**	375
	MARATHON DIGITAL HOLDINGS IN		**	148
	MARKETAXESS HOLDINGS INC		**	266
	MATADOR RESOURCES CO		**	405
	MATTEL INC		**	333
	MAXLINEAR INC		**	137
	MCGRATH RENTCORP		**	116
	MEDPACE HOLDINGS INC		**	585
	MERIT MEDICAL SYSTEMS INC		**	475
	MICROSTRATEGY INC CL A		**	303
	MKS INSTRUMENTS INC		**	126
	MOLINA HEALTHCARE INC		**	610
	MONOLITHIC POWER SYSTEMS INC		**	277
	MONTE ROSA THERAPEUTICS INC		**	3
	MOOG INC CLASS A		**	76
	MOONLAKE IMMUNOTHERAPEUTICS		**	48
	MORPHIC HOLDING INC		**	60
	MSA SAFETY INC		**	290
	MURPHY USA INC		**	658
	NATERA INC		**	250
	NCR ATLEOS CORP		**	$52
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	NCR CORPORATION		**	90
	NEOGENOMICS INC		**	80
	NEUROCRINE BIOSCIENCES INC		**	241
	NEXSTAR MEDIA GROUP INC		**	483
	NOBLE CORP PLC		**	289
	NOVANTA INC		**	600
	NURIX THERAPEUTICS INC		**	13
	NUTANIX INC A		**	627
	NUVALENT INC A		**	105
	NV5 GLOBAL INC		**	106
	OLIN CORP		**	326
	OMNICELL INC		**	89
	ONTO INNOVATION INC		**	662
	OPTION CARE HEALTH INC		**	454
	ORMAT TECHNOLOGIES INC		**	234
	PACIRA BIOSCIENCES INC		**	95
	PALOMAR HOLDINGS INC		**	62
	PATRICK INDUSTRIES INC		**	170
	PAYLOCITY HOLDING CORP		**	139
	PAYONEER GLOBAL INC		**	164
	PBF ENERGY INC CLASS A		**	35
	PENSKE AUTOMOTIVE GROUP INC		**	244
	PENUMBRA INC		**	247
	PERFICIENT INC		**	206
	PERFORMANCE FOOD GROUP CO		**	349
	PHOTRONICS INC		**	35
	PLIANT THERAPEUTICS INC		**	36
	POOL CORP		**	368
	POST HOLDINGS INC		**	364
	POWER INTEGRATIONS INC		**	265
	POWERSCHOOL HOLDINGS INC A		**	218
	PRESTIGE CONSUMER HEALTHCARE		**	176
	PRIMERICA INC		**	$450
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	PROCEPT BIOROBOTICS CORP		**	177
	PROTHENA CORP PLC		**	162
	PTC INC		**	407
	PTC THERAPEUTICS INC		**	135
	PURE STORAGE INC CLASS A		**	31
	QUAKER CHEMICAL CORPORATION		**	134
	QUALYS INC		**	590
	RAMBUS INC		**	494
	RANGE RESOURCES CORP		**	92
	RAPID7 INC		**	205
	RBC BEARINGS INC		**	529
	RED ROCK RESORTS INC CLASS A		**	153
	RELAY THERAPEUTICS INC		**	73
	RENTOKIL INITIAL PLC SP ADR		**	208
	REPLIGEN CORP		**	370
	REPLIMUNE GROUP INC		**	42
	REVOLUTION MEDICINES INC		**	60
	REXFORD INDUSTRIAL REALTY IN		**	150
	RHYTHM PHARMACEUTICALS INC		**	92
	RIOT PLATFORMS INC		**	70
	RLI CORP		**	240
	ROCKET PHARMACEUTICALS INC		**	92
	RXO INC		**	6
	RYAN SPECIALTY HOLDINGS INC		**	309
	SAIA INC		**	598
	SAPIENS INTERNATIONAL CORP		**	205
	SCHOLAR ROCK HOLDING CORP		**	71
	SELECTIVE INSURANCE GROUP		**	309
	SERVISFIRST BANCSHARES INC		**	194
	SHIFT4 PAYMENTS INC CLASS A		**	397
	SHOCKWAVE MEDICAL INC		**	149
	SIMPLY GOOD FOODS CO/THE		**	208
	SIMPSON MANUFACTURING CO INC		**	$571
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	SITEONE LANDSCAPE SUPPLY INC		**	359
	SKYLINE CHAMPION CORP		**	286
	SM ENERGY CO		**	159
	SMARTSHEET INC CLASS A		**	355
	SOUTHWESTERN ENERGY CO		**	273
	SPRINGWORKS THERAPEUTICS INC		**	40
	SPS COMMERCE INC		**	678
	SPX TECHNOLOGIES INC		**	449
	STERIS PLC		**	346
	STONEX GROUP INC		**	255
	SUPER MICRO COMPUTER INC		**	69
	SUPERNUS PHARMACEUTICALS INC		**	95
	SYMBOTIC INC		**	149
	TECHNIPFMC PLC		**	183
	TELEDYNE TECHNOLOGIES INC		**	268
	TEMPUR SEALY INTERNATIONAL I		**	495
	TENABLE HOLDINGS INC		**	315
	TENET HEALTHCARE CORP		**	438
	TERADATA CORP		**	181
	TERRENO REALTY CORP		**	110
	TEXAS ROADHOUSE INC		**	633
	THRYV HOLDINGS INC		**	71
	TIDEWATER INC		**	267
	TKO GROUP HOLDINGS INC		**	241
	TOPBUILD CORP		**	881
	TORO CO		**	134
	TRANSMEDICS GROUP INC		**	166
	TRANSOCEAN LTD		**	115
	TRAVEL LEISURE CO		**	90
	TYLER TECHNOLOGIES INC		**	339
	UFP INDUSTRIES INC		**	679
	ULTRAGENYX PHARMACEUTICAL IN		**	171
	UNITED PARKS + RESORTS INC		**	$88
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	T. Rowe Price
	VALVOLINE INC		**	135
	VAXCYTE INC		**	176
	VERRA MOBILITY CORP		**	242
	VERTIV HOLDINGS CO A		**	391
	VISTEON CORP		**	237
	VONTIER CORP		**	361
	WATSCO INC		**	266
	WATTS WATER TECHNOLOGIES A		**	553
	WEATHERFORD INTERNATIONAL PL		**	780
	WENDY S CO/THE		**	224
	WEST PHARMACEUTICAL SERVICES		**	359
	WILLSCOT MOBILE MINI HOLDING		**	300
	WINGSTOP INC		**	593
	WOODWARD INC		**	458
	WORKIVA INC		**	242
	XENCOR INC		**	105
	XPO INC		**	503
	ZEBRA TECHNOLOGIES CORP CL A		**	78
	ZENTALIS PHARMACEUTICALS INC		**	22
	T. Rowe Price Total			$83,687
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Loan Fund
*	NOTES RECEIVABLE FROM MEMBERS	Notes receivable from Members, maturing in 2024 through 2033 bearing interest at rates from 4.25% - 9.50%	N/A	$72,840
	Loan Fund Total			$72,840
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Master Expense Account
*	HARTFORD MASTER EXPENSE FUND		**	$9
	Master Expense Account Total			$9
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Mutual Funds
*	HARTFORD HLS DIVIDEND & GROWTH FD CL IA		**	$376,053
*	HARTFORD HLS MUT FDS BOND HLS FD CL IA		**	245,971
*	HARTFORD HLS MUT FDS INTL OPPORTUNITIES HLS FD CL I		**	95,038
	VANGUARD FEDERAL MONEY MARKET		**	140,438
	Mutual Funds Total			$857,500
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Mutual Funds - JP Morgan International Fiance Limited
	10X GENOMICS INC CLASS A		**	$445
	ACADIA HEALTHCARE CO INC		**	961
	AECOM		**	958
	AGILENT TECHNOLOGIES INC		**	2,327
	AIR LEASE CORP		**	819
	ALIGN TECHNOLOGY INC		**	1,168
	ALLEGRO MICROSYSTEMS INC		**	205
	ALNYLAM PHARMACEUTICALS INC		**	1,145
	AMETEK INC		**	1,327
	AMICUS THERAPEUTICS INC		**	512
	AMPHENOL CORP CL A		**	1,568
	APELLIS PHARMACEUTICALS INC		**	495
	ARES MANAGEMENT CORP A		**	1,611
	ARISTA NETWORKS INC		**	723
	ARTHUR J GALLAGHER + CO		**	953
	AUTOZONE INC		**	672
	BOOZ ALLEN HAMILTON HOLDINGS		**	1,653
	BRIGHT HORIZONS FAMILY SOLUT		**	933
	BURLINGTON STORES INC		**	672
	CADENCE DESIGN SYS INC		**	390
	CENTENE CORP		**	1,140
	CHENIERE ENERGY INC		**	2,605
	CHIPOTLE MEXICAN GRILL INC		**	828
	CINTAS CORP		**	1,448
	CONFLUENT INC CLASS A		**	895
	CONSTELLATION BRANDS INC A		**	630
	COOPER COS INC/THE		**	826
	COPART INC		**	2,411
	CROWDSTRIKE HOLDINGS INC A		**	2,992
	DATADOG INC CLASS A		**	923
	DEXCOM INC		**	2,208
	DOCUSIGN INC		**	727
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Mutual Funds - JP Morgan International Fiance Limited
	DOMINO S PIZZA INC		**	$1,640
	DOORDASH INC A		**	1,818
	ELASTIC NV		**	566
	ELF BEAUTY INC		**	747
	ENTEGRIS INC		**	1,205
	EOG RESOURCES INC		**	993
	EXACT SCIENCES CORP		**	1,243
	EXELIXIS INC		**	903
	FACTSET RESEARCH SYSTEMS INC		**	1,388
	FLOOR + DECOR HOLDINGS INC A		**	1,063
	FREEPORT MCMORAN INC		**	440
	GARMIN LTD		**	780
	GARTNER INC		**	1,677
	GLOBAL PAYMENTS INC		**	506
	GLOBANT SA		**	1,219
	GOVERNMENT STIF 12		**	1,456
	HEICO CORP CLASS A		**	1,537
	HELEN OF TROY LTD		**	422
	HILTON WORLDWIDE HOLDINGS IN		**	1,528
	HUBBELL INC		**	856
	HUBSPOT INC		**	1,688
	HUNT (JB) TRANSPRT SVCS INC		**	1,083
	IDEXX LABORATORIES INC		**	1,524
	INGERSOLL RAND INC		**	1,244
	INSPIRE MEDICAL SYSTEMS INC		**	620
	INTERACTIVE BROKERS GRO CL A		**	610
	IQVIA HOLDINGS INC		**	1,769
	ITT INC		**	1,541
	JABIL INC		**	1,281
	KEYSIGHT TECHNOLOGIES IN		**	745
	KKR + CO INC		**	1,600
	LAM RESEARCH CORP		**	1,111
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Mutual Funds - JP Morgan International Fiance Limited
	LAS VEGAS SANDS CORP		**	$601
	LPL FINANCIAL HOLDINGS INC		**	971
	LULULEMON ATHLETICA INC		**	1,104
	MARVELL TECHNOLOGY INC		**	814
	MCKESSON CORP		**	1,146
	METTLER TOLEDO INTERNATIONAL		**	1,072
	MONGODB INC		**	1,911
	MONOLITHIC POWER SYSTEMS INC		**	1,598
	MOODY S CORP		**	1,037
	MSA SAFETY INC		**	752
	MSCI INC		**	1,496
	NATERA INC		**	1,202
	NEUROCRINE BIOSCIENCES INC		**	1,032
	OLD DOMINION FREIGHT LINE		**	1,784
	ON SEMICONDUCTOR		**	710
	PALO ALTO NETWORKS INC		**	1,286
	POOL CORP		**	1,219
	PROCORE TECHNOLOGIES INC		**	1,004
	QUANTA SERVICES INC		**	1,792
	RAMBUS INC		**	876
	RAYMOND JAMES FINANCIAL INC		**	886
	REMITLY GLOBAL INC		**	732
	RESMED INC		**	502
	ROCKET COS INC CLASS A		**	619
	ROSS STORES INC		**	3,004
	ROYAL CARIBBEAN CRUISES LTD		**	709
	ROYALTY PHARMA PLC CL A		**	617
	SHOCKWAVE MEDICAL INC		**	807
	SIMPSON MANUFACTURING CO INC		**	715
	SNOWFLAKE INC CLASS A		**	872
	SYNOPSYS INC		**	851
	TAKE TWO INTERACTIVE SOFTWRE		**	1,509
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Mutual Funds - JP Morgan International Fiance Limited
	TECHNIPFMC PLC		**	$1,074
	TELEDYNE TECHNOLOGIES INC		**	829
	THOR INDUSTRIES INC		**	631
	TRACTOR SUPPLY COMPANY		**	1,080
	TRADE DESK INC/THE CLASS A		**	2,037
	TRADEWEB MARKETS INC CLASS A		**	1,069
	TRANE TECHNOLOGIES PLC		**	2,463
	UBER TECHNOLOGIES INC		**	1,192
	US DOLLAR		**	7
	VERISK ANALYTICS INC		**	679
	WEST PHARMACEUTICAL SERVICES		**	1,411
	WORKDAY INC CLASS A		**	1,147
	ZOOM VIDEO COMMUNICATIONS A		**	628
	Mutual Funds - JP Morgan International Fiance Limited Total			$123,450
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Separate Account GIC
	NEW YORK LIFE		**	$81,158
	Separate Account GIC Total			$81,158
* Indicates party-in-interest.
**     Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	ABBVIE INC	4.250%	11/14/2028	**	$498
	AMAZON.COM INC	2.100%	5/12/2031	**	690
	AMERICAN EXPRESS CO	2.550%	3/4/2027	**	609
	AMERICAN EXPRESS CREDIT ACCOUN	4.800%	5/15/2030	**	1,012
	AMERICAN HONDA FINANCE	2.000%	3/24/2028	**	680
	AMPHENOL CORP	2.200%	9/15/2031	**	590
	APPLE INC	2.200%	9/11/2029	**	905
	APPLE INC	1.400%	8/5/2028	**	443
	ARTHUR J GALLAGHER + CO	2.400%	11/9/2031	**	619
	ASTRAZENECA FINANCE LLC	1.750%	5/28/2028	**	958
	AT+T INC	4.350%	3/1/2029	**	1,111
	BALTIMORE GAS + ELECTRIC	2.250%	6/15/2031	**	640
	BANK OF AMERICA CORP	3.248%	10/21/2027	**	0
	BANK OF AMERICA CORP	2.087%	6/14/2029	**	1,323
	BANK OF NOVA SCOTIA	2.450%	2/2/2032	**	837
	BAYER US FINANCE II LLC	4.375%	12/15/2028	**	713
	BLACKROCK INC	1.900%	1/28/2031	**	507
	BNP PARIBAS	2.159%	9/15/2029	**	435
	BOSTON SCIENTIFIC CORP	2.650%	6/1/2030	**	671
	BP CAP MARKETS AMERICA	2.721%	1/12/2032	**	655
	CAPITAL ONE FINANCIAL CO	3.273%	3/1/2030	**	894
	CFCRE COMMERCIAL MORTGAGE TRUS	3.585%	12/10/2054	**	624
	CHARLES SCHWAB CORP	2.000%	3/20/2028	**	1,113
	CHASE ISSUANCE TRUST	3.970%	9/15/2027	**	1,078
	CIGNA GROUP/THE	4.375%	10/15/2028	**	620
	CITIGROUP INC	0.981%	5/1/2025	**	983
	COMCAST CORP	3.950%	10/15/2025	**	0
	COMCAST CORP	4.150%	10/15/2028	**	617
	COMM MORTGAGE TRUST	3.762%	2/10/2049	**	$961
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	COMMONWEALTH EDISON CO	2.950%	8/15/2027	**	947
	CONOCOPHILLIPS COMPANY	2.400%	3/7/2025	**	64
	CSAIL COMMERCIAL MORTGAGE TRUS	3.808%	11/15/2048	**	967
	CVS HEALTH CORP	1.750%	8/21/2030	**	827
	DANSKE BANK A/S	1.549%	9/10/2027	**	536
	DEUTSCHE BANK NY	1.686%	3/19/2026	**	465
	DIAGEO CAPITAL PLC	2.375%	10/24/2029	**	675
	DOMINION ENERGY SOUTH	2.300%	12/1/2031	**	334
	DUKE ENERGY CAROLINAS	2.850%	3/15/2032	**	655
	ENTERGY MISSISSIPPI LLC	2.550%	12/1/2033	**	600
	ENTERGY TEXAS INC	1.500%	9/1/2026	**	594
	EVERSOURCE ENERGY	2.900%	3/1/2027	**	533
	EXXON MOBIL CORPORATION	2.440%	8/16/2029	**	911
	FANNIE MAE	0.560%	10/22/2025	**	1,864
	FANNIEMAE ACES	3.346%	3/25/2024	**	200
	FED HM LN PC POOL A11544	5.500%	6/1/2033	**	1
	FED HM LN PC POOL A26586	6.000%	9/1/2034	**	3
	FED HM LN PC POOL A77952	5.000%	5/1/2038	**	4
	FED HM LN PC POOL C03506	6.000%	5/1/2040	**	31
	FED HM LN PC POOL G01629	6.000%	10/1/2033	**	3
	FED HM LN PC POOL G14174	5.000%	3/1/2025	**	0
	FED HM LN PC POOL G18469	2.000%	6/1/2028	**	54
	FED HM LN PC POOL J38826	3.500%	5/1/2033	**	159
	FED HM LN PC POOL Q55851	5.000%	5/1/2048	**	227
	FED HM LN PC POOL Q58634	4.000%	9/1/2048	**	835
	FED HM LN PC POOL QA9565	3.500%	5/1/2050	**	171
	FED HM LN PC POOL QB3388	2.500%	9/1/2050	**	1,785
	FED HM LN PC POOL QB5150	2.000%	10/1/2050	**	808
	FED HM LN PC POOL QD2424	2.000%	12/1/2051	**	$935
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	FED HM LN PC POOL QD4129	2.000%	1/1/2052	**	381
	FED HM LN PC POOL QD7594	2.500%	2/1/2052	**	338
	FED HM LN PC POOL QD8682	3.000%	3/1/2052	**	911
	FED HM LN PC POOL RA5552	3.000%	7/1/2051	**	1,699
	FED HM LN PC POOL RA5607	2.500%	7/1/2051	**	179
	FED HM LN PC POOL RA5615	2.000%	8/1/2051	**	390
	FED HM LN PC POOL RA6019	2.500%	10/1/2051	**	206
	FED HM LN PC POOL RA6436	2.500%	12/1/2051	**	479
	FED HM LN PC POOL RA6493	2.500%	12/1/2051	**	470
	FED HM LN PC POOL RA6808	3.000%	2/1/2052	**	450
	FED HM LN PC POOL RA7617	5.000%	7/1/2052	**	1,143
	FED HM LN PC POOL RA9858	6.000%	9/1/2053	**	860
	FED HM LN PC POOL SB8002	3.000%	8/1/2034	**	203
	FED HM LN PC POOL SD1059	3.500%	6/1/2052	**	264
	FED HM LN PC POOL SD8029	2.500%	12/1/2049	**	287
	FED HM LN PC POOL SD8142	3.000%	4/1/2051	**	393
	FED HM LN PC POOL V82532	3.000%	8/1/2046	**	1,336
	FED HM LN PC POOL ZL1830	4.000%	8/1/2041	**	42
	FEDEX CORP	2.400%	5/15/2031	**	647
	FIDELITY NATL INFO SERV	1.650%	3/1/2028	**	892
	FIFTH THIRD BANCORP	4.337%	4/25/2033	**	839
	FLORIDA POWER + LIGHT CO	2.450%	2/3/2032	**	803
	FNMA POOL 357821	6.000%	5/1/2035	**	40
	FNMA POOL 555417	6.000%	5/1/2033	**	12
	FNMA POOL 555591	5.500%	7/1/2033	**	13
	FNMA POOL 725704	6.000%	8/1/2034	**	9
	FNMA POOL 730716	6.000%	8/1/2033	**	7
	FNMA POOL 734059	5.500%	8/1/2033	**	3
	FNMA POOL 745932	6.500%	11/1/2036	**	18
	FNMA POOL 756154	6.000%	11/1/2033	**	$13
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	FNMA POOL 792191	5.500%	9/1/2034	**	18
	FNMA POOL 888022	5.000%	2/1/2036	**	29
	FNMA POOL 888341	5.000%	2/1/2037	**	20
	FNMA POOL 890528	5.500%	6/1/2039	**	28
	FNMA POOL 944026	6.500%	8/1/2037	**	54
	FNMA POOL AA4266	4.500%	5/1/2024	**	0
	FNMA POOL AB0536	6.000%	2/1/2037	**	17
	FNMA POOL AB6571	2.000%	10/1/2027	**	80
	FNMA POOL AB9484	2.500%	5/1/2028	**	116
	FNMA POOL AJ5733	3.500%	12/1/2041	**	654
	FNMA POOL AP0632	2.500%	7/1/2027	**	79
	FNMA POOL AR9436	4.000%	8/1/2043	**	5
	FNMA POOL AS0004	2.500%	7/1/2028	**	46
	FNMA POOL AS8764	2.500%	2/1/2032	**	377
	FNMA POOL AS9763	5.000%	6/1/2047	**	23
	FNMA POOL AW1007	4.000%	5/1/2044	**	344
	FNMA POOL AZ2166	4.000%	7/1/2045	**	456
	FNMA POOL BC1212	3.000%	7/1/2046	**	1,427
	FNMA POOL BC6121	4.000%	6/1/2046	**	145
	FNMA POOL BC9364	3.500%	6/1/2046	**	752
	FNMA POOL BD3312	3.000%	10/1/2046	**	158
	FNMA POOL BD5429	2.500%	12/1/2046	**	446
	FNMA POOL BJ0687	5.000%	4/1/2048	**	73
	FNMA POOL BJ0852	4.500%	11/1/2047	**	306
	FNMA POOL BJ1991	4.000%	11/1/2047	**	300
	FNMA POOL BJ7592	4.500%	1/1/2049	**	784
	FNMA POOL BJ8271	4.500%	2/1/2048	**	323
	FNMA POOL BK1027	3.500%	3/1/2048	**	213
	FNMA POOL BM3795	2.000%	1/1/2031	**	61
	FNMA POOL BN6143	4.000%	2/1/2049	**	$66
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	FNMA POOL BO3694	4.000%	1/1/2050	**	327
	FNMA POOL BO6308	3.500%	9/1/2049	**	242
	FNMA POOL BO6935	3.500%	10/1/2049	**	1,433
	FNMA POOL BQ7764	1.500%	3/1/2051	**	1,717
	FNMA POOL BQ7766	2.000%	3/1/2051	**	1,707
	FNMA POOL CA7236	2.500%	9/1/2050	**	397
	FNMA POOL CA9220	2.000%	2/1/2051	**	1,288
	FNMA POOL CB1131	2.500%	7/1/2051	**	192
	FNMA POOL CB3909	4.000%	6/1/2052	**	481
	FNMA POOL CB3916	4.500%	6/1/2052	**	1,202
	FNMA POOL CB4289	4.500%	8/1/2052	**	1,013
	FNMA POOL CB6072	5.500%	4/1/2053	**	1,214
	FNMA POOL FM1251	3.000%	4/1/2045	**	442
	FNMA POOL FM9067	2.500%	10/1/2051	**	525
	FNMA POOL FS0331	3.000%	1/1/2052	**	595
	FNMA POOL FS0581	2.500%	2/1/2052	**	462
	FNMA POOL FS0605	2.500%	2/1/2052	**	1,305
	FNMA POOL FS0822	2.000%	3/1/2052	**	471
	FNMA POOL FS0934	2.500%	3/1/2052	**	823
	FNMA POOL FS1332	3.500%	3/1/2052	**	915
	FNMA POOL FS1455	3.500%	4/1/2052	**	963
	FNMA POOL FS5119	6.000%	7/1/2053	**	239
	FNMA POOL MA1504	2.000%	7/1/2028	**	108
	FNMA POOL MA1543	3.500%	8/1/2033	**	346
	FNMA POOL MA2276	2.500%	4/1/2045	**	138
	FNMA POOL MA3959	3.500%	3/1/2040	**	442
	FNMA POOL MA4580	3.500%	4/1/2052	**	910
	FREDDIE MAC	0.570%	10/8/2025	**	1,867
	FREDDIE MAC	0.360%	5/15/2024	**	1,962
	FREDDIE MAC SLST	3.500%	6/25/2028	**	$937
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	FREDDIE MAC SLST	3.500%	5/25/2029	**	385
	GENERAL ELECTRIC CO	3.450%	5/1/2027	**	476
	GM FINANCIAL SECURITIZED TERM	0.580%	1/16/2026	**	294
	GM FINANCIAL SECURITIZED TERM	0.500%	2/17/2026	**	243
	GNMA II POOL 003624	5.500%	10/20/2034	**	13
	GNMA II POOL 004599	5.000%	12/20/2039	**	41
	GNMA II POOL 784678	4.000%	1/20/2048	**	265
	GNMA II POOL AB9275	3.000%	12/20/2042	**	337
	GNMA II POOL AC2552	3.500%	1/20/2043	**	363
	GNMA II POOL BH0425	4.500%	6/20/2048	**	129
	GNMA II POOL MA2754	3.500%	4/20/2045	**	242
	GNMA II POOL MA2892	3.500%	6/20/2045	**	111
	GNMA II POOL MA5190	3.000%	5/20/2048	**	314
	GNMA II POOL MA5191	3.500%	5/20/2048	**	46
	GNMA II POOL MA5192	4.000%	5/20/2048	**	47
	GNMA II POOL MA5193	4.500%	5/20/2048	**	36
	GNMA II POOL MA8268	4.500%	9/20/2052	**	178
	GNMA II POOL MA8725	5.000%	3/20/2053	**	434
	GNMA II POOL MA8948	5.500%	6/20/2053	**	461
	GNMA II POOL MA9018	6.000%	7/20/2053	**	452
	GNMA POOL 434787	8.000%	5/15/2030	**	7
	GNMA POOL 485856	6.500%	10/15/2031	**	2
	GNMA POOL 510403	5.000%	1/15/2035	**	4
	GNMA POOL 510844	8.000%	12/15/2029	**	1
	GNMA POOL 533946	6.500%	4/15/2032	**	2
	GNMA POOL 550887	5.000%	8/15/2035	**	4
	GNMA POOL 551077	6.500%	11/15/2031	**	3
	GNMA POOL 551120	6.500%	8/15/2031	**	7
	GNMA POOL 569327	6.500%	4/15/2032	**	36
	GNMA POOL 580880	6.500%	11/15/2031	**	$8
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	GNMA POOL 622278	5.000%	4/15/2035	**	3
	GNMA POOL 631242	5.500%	6/15/2035	**	18
	GNMA POOL 641601	5.000%	3/15/2035	**	6
	GNMA POOL 646865	5.000%	8/15/2035	**	5
	GNMA POOL 726316	5.000%	9/15/2039	**	45
	GNMA POOL AM8608	4.000%	6/15/2045	**	122
	GOLDMAN SACHS GROUP INC	2.383%	7/21/2032	**	453
	GOVERNMENT NATIONAL MORTGAGE A	5.000%	8/20/2039	**	15
	GOVERNMENT NATIONAL MORTGAGE A	2.300%	7/16/2057	**	198
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	9/16/2056	**	235
	GOVERNMENT STIF 12	5.333%	12/31/2030	**	2,828
	HOME DEPOT INC	2.950%	6/15/2029	**	706
	HONDA AUTO RECEIVABLES OWNER T	0.460%	4/19/2027	**	379
	HSBC HOLDINGS PLC	3.950%	5/18/2024	**	0
	HUDSON YARDS	3.228%	7/10/2039	**	886
	HUNTINGTON BANCSHARES	2.550%	2/4/2030	**	643
	ING GROEP NV	1.726%	4/1/2027	**	833
	INGERSOLL RAND GL HLD CO	3.750%	8/21/2028	**	730
	JP MORGAN MORTGAGE TRUST	2.972%	10/25/2046	**	108
	JPMBB COMMERCIAL MORTGAGE SECU	3.801%	8/15/2048	**	802
	JPMORGAN CHASE + CO	1.578%	4/22/2027	**	923
	KLA CORP	4.100%	3/15/2029	**	747
	LINCOLN NATIONAL CORP	3.800%	3/1/2028	**	721
	LLOYDS BANKING GROUP PLC	3.750%	1/11/2027	**	480
	LOWE S COS INC	3.650%	4/5/2029	**	905
	LOWE S COS INC	1.700%	10/15/2030	**	374
	MACQUARIE GROUP LTD	1.340%	1/12/2027	**	$689
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	META PLATFORMS INC	3.850%	8/15/2032	**	714
	MONDELEZ INTERNATIONAL	2.750%	4/13/2030	**	312
	MONONGAHELA POWER CO	3.550%	5/15/2027	**	718
	MORGAN STANLEY	1.512%	7/20/2027	**	914
	MORGAN STANLEY CAPITAL I TRUST	3.809%	12/15/2048	**	481
	NATWEST GROUP PLC	1.642%	6/14/2027	**	685
	NEW YORK LIFE GLOBAL FDG	1.200%	8/7/2030	**	803
	NSTAR ELECTRIC CO	1.950%	8/15/2031	**	409
	NVIDIA CORP	1.550%	6/15/2028	**	672
	PACIFIC LIFE GF II	1.450%	1/20/2028	**	873
	PENSKE TRUCK LEASING/PTL	4.200%	4/1/2027	**	242
	PNC FINANCIAL SERVICES	2.550%	1/22/2030	**	438
	QUALCOMM INC	1.650%	5/20/2032	**	891
	RTX CORP	4.125%	11/16/2028	**	1,368
	SANTANDER HOLDINGS USA	4.400%	7/13/2027	**	486
	SANTANDER UK GROUP HLDGS	1.089%	3/15/2025	**	989
	SMALL BUSINESS ADMINISTRATION	3.200%	3/1/2039	**	678
	SMALL BUSINESS ADMINISTRATION	2.310%	8/1/2044	**	283
	SMALL BUSINESS ADMINISTRATION	2.140%	9/1/2044	**	504
	SMALL BUSINESS ADMINISTRATION	2.220%	10/1/2044	**	334
	SMALL BUSINESS ADMINISTRATION	2.480%	11/1/2044	**	469
	SMALL BUSINESS ADMINISTRATION	2.380%	12/1/2044	**	444
	SMALL BUSINESS ADMINISTRATION	1.280%	1/1/2046	**	494
	SMALL BUSINESS ADMINISTRATION	4.010%	6/1/2047	**	625
	SMALL BUSINESS ADMINISTRATION	2.210%	2/1/2033	**	137
	SMALL BUSINESS ADMINISTRATION	3.110%	4/1/2034	**	194
	SMALL BUSINESS ADMINISTRATION	2.870%	7/1/2034	**	145
	SMALL BUSINESS ADMINISTRATION	2.880%	8/1/2034	**	122
	SMALL BUSINESS ADMINISTRATION	2.720%	3/1/2035	**	104
	SMALL BUSINESS ADMINISTRATION	2.770%	5/1/2035	**	$148
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	SMALL BUSINESS ADMINISTRATION	2.880%	7/1/2035	**	328
	SMALL BUSINESS ADMINISTRATION	2.820%	8/1/2035	**	196
	SMALL BUSINESS ADMINISTRATION	2.820%	9/1/2035	**	189
	SMALL BUSINESS ADMINISTRATION	2.700%	11/1/2035	**	309
	SMALL BUSINESS ADMINISTRATION	2.270%	2/1/2036	**	311
	SMALL BUSINESS ADMINISTRATION	3.770%	10/1/2038	**	522
	SOUTHERN POWER CO	0.900%	1/15/2026	**	760
	STATE STREET CORP	2.400%	1/24/2030	**	447
	SUMITOMO MITSUI FINL GRP	1.902%	9/17/2028	**	964
	TAKEDA PHARMACEUTICAL	2.050%	3/31/2030	**	678
	TOLEDO EDISON COMPANY	2.650%	5/1/2028	**	751
	TORONTO DOMINION BANK	3.200%	3/10/2032	**	1,065
	TOYOTA AUTO RECEIVABLES OWNER	1.680%	5/15/2025	**	246
	TOYOTA MOTOR CREDIT CORP	3.200%	1/11/2027	**	669
	TRUIST FINANCIAL CORP	1.267%	3/2/2027	**	687
	UBS GROUP AG	4.282%	1/9/2028	**	993
	UBS GROUP AG	2.095%	2/11/2032	**	799
	UNION PACIFIC CORP	2.375%	5/20/2031	**	348
	UNITEDHEALTH GROUP INC	2.300%	5/15/2031	**	197
	UNIV OF CALIFORNIA CA REVENUES	3.063%	7/1/2025	**	488
	US BANCORP	3.150%	4/27/2027	**	952
	US DOLLAR	—%	0	**	496
	US TREASURY N/B	1.625%	2/15/2026	**	7,653
	US TREASURY N/B	0.250%	10/31/2025	**	4,646
	US TREASURY N/B	0.375%	12/31/2025	**	12,066
	US TREASURY N/B	0.125%	2/15/2024	**	2,981
	US TREASURY N/B	0.375%	7/15/2024	**	9,265
	US TREASURY N/B	2.750%	8/15/2032	**	2,477
	US TREASURY N/B	3.625%	5/31/2028	**	2,971
	VERIZON COMMUNICATIONS	4.329%	9/21/2028	**	714
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (aa) - HIMCO Bond Fund
	VERIZON COMMUNICATIONS	2.100%	3/22/2028	**	679
	VIRGINIA ELEC + POWER CO	3.500%	3/15/2027	**	484
	WARNERMEDIA HOLDINGS INC	4.054%	3/15/2029	**	316
	WELLS FARGO + COMPANY	2.406%	10/30/2025	**	973
	WELLS FARGO + COMPANY	3.350%	3/2/2033	**	701
	WESTLAKE CORP	3.375%	6/15/2030	**	589
	WESTPAC BANKING CORP	2.150%	6/3/2031	**	678
	WORLD OMNI AUTO RECEIVABLES TR	0.610%	10/15/2026	**	965
	WRKCO INC	3.900%	6/1/2028	**	955
	Shared Holdings (aa) - HIMCO Bond Fund Total				$177,343
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (bb) - Insight North America LLC
	BLACKROCK	BlackRock 1-3 Year Government Bond Index Fund		**	$37,335
	BLACKROCK	BlackRock 1-3 Year Credit Bond Index Fund		**	35,315
	BLACKROCK	BlackRock Asset-Backed Securities Index Fund		**	25,672
	BLACKROCK	BlackRock Commercial Mortgage-Backed Securities Index		**	10,042
	BLACKROCK	BlackRock Intermediate Term Credit Bond Index Fund		**	20,073
	BLACKROCK	BlackRock Mortgage-Backed Securities Index Fund		**	29,234
	BLACKROCK	BlackRock Int Government Bond Index		**	0
	BLACKROCK	BlackRock Long term Govt Bond Index Fund		**	31
	PRUDENTIAL			**	142,631
	AEP TEXAS CENTRAL TRANSITION F	2.056%	2/1/2027	**	350
	AMERICAN EXPRESS CREDIT ACCOUN	3.390%	5/15/2027	**	1,127
	AMERICAN EXPRESS CREDIT ACCOUN	2.210%	3/15/2027	**	2,658
	APPALACHIAN CONSUMER RATE RELI	3.772%	8/1/2031	**	1,836
	BANK	5.658%	2/15/2056	**	683
	BARCLAYS COMMERCIAL MORTGAGE S	5.495%	12/15/2055	**	1,438
	BENCHMARK MORTGAGE TRUST	3.614%	3/15/2062	**	1,679
	BMO MORTGAGE TRUST	5.504%	9/15/2054	**	923
	BMW VEHICLE LEASE TRUST	5.990%	9/25/2026	**	323
	CAPITAL ONE MULTI ASSET EXECUT	1.040%	11/15/2026	**	391
	CD COMMERCIAL MORTGAGE TRUST	3.248%	11/10/2049	**	1,161
	CNH EQUIPMENT TRUST	4.810%	8/15/2028	**	988
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (bb) - Insight North America LLC
	DEUTSCHE BANK COMMERCIAL MORTG	3.071%	6/10/2050	**	$1,464
	DISCOVER CARD EXECUTION NOTE T	0.580%	9/15/2026	**	1,645
	DISCOVER CARD EXECUTION NOTE T	3.560%	7/15/2027	**	1,260
	FANNIE MAE	2.250%	1/25/2043	**	443
	FANNIE MAE	3.000%	6/25/2039	**	3,827
	FANNIE MAE	2.500%	4/25/2042	**	1,249
	FANNIE MAE	2.000%	5/25/2030	**	622
	FANNIE MAE	2.500%	7/25/2037	**	1,357
	FANNIE MAE	2.500%	12/25/2037	**	1,726
	FANNIE MAE	3.000%	5/25/2044	**	1,083
	FANNIE MAE	4.000%	5/25/2031	**	1,561
	FORD CREDIT AUTO OWNER TRUST	4.650%	2/15/2028	**	294
	FREDDIE MAC	4.000%	8/15/2025	**	130
	FREDDIE MAC	2.500%	4/15/2037	**	1,517
	FREDDIE MAC	3.000%	2/15/2034	**	1,519
	FREDDIE MAC	3.000%	2/15/2044	**	774
	FREDDIE MAC	2.500%	12/25/2037	**	1,907
	FREDDIE MAC	2.000%	4/25/2041	**	1,382
	FREDDIE MAC	2.500%	2/25/2038	**	897
	FREDDIE MAC	2.500%	2/25/2040	**	1,287
	FREDDIE MAC	5.000%	5/25/2035	**	1,647
	GM FINANCIAL AUTOMOBILE LEASIN	5.380%	11/20/2026	**	123
	GOVERNMENT NATIONAL MORTGAGE A	3.500%	8/16/2039	**	387
	GOVERNMENT NATIONAL MORTGAGE A	2.000%	3/20/2042	**	41
	GOVERNMENT NATIONAL MORTGAGE A	3.000%	9/20/2043	**	376
	GOVERNMENT NATIONAL MORTGAGE A	3.500%	3/20/2049	**	417
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Shared Holdings (bb) - Insight North America LLC
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	11/20/2048	**	$1,046
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	6/20/2036	**	1,738
	GOVERNMENT NATIONAL MORTGAGE A	2.500%	10/20/2035	**	1,206
	GOVERNMENT NATIONAL MORTGAGE A	3.000%	8/20/2042	**	1,816
	GOVERNMENT NATIONAL MORTGAGE A	4.000%	6/20/2040	**	1,398
	GOVERNMENT STIF 12	5.333%	12/31/2030	**	551
	HYUNDAI AUTO RECEIVABLES TRUST	2.220%	10/15/2026	**	1,172
	HYUNDAI AUTO RECEIVABLES TRUST	0.380%	9/15/2025	**	627
	JOHN DEERE OWNER TRUST	2.320%	9/16/2026	**	1,053
	JOHN DEERE OWNER TRUST	0.360%	9/15/2025	**	372
	JOHN DEERE OWNER TRUST	0.520%	3/16/2026	**	1,273
	JOHN DEERE OWNER TRUST	5.010%	11/15/2027	**	926
	NISSAN AUTO LEASE TRUST	3.810%	5/15/2025	**	799
	PUBLIC SERVICE NEW HAMPSHIRE F	3.094%	2/1/2026	**	113
	TOYOTA AUTO RECEIVABLES OWNER	4.710%	2/15/2028	**	492
	US TREASURY N/B	0.125%	2/15/2024	**	97
	US TREASURY N/B	0.375%	9/15/2024	**	7,313
	US TREASURY N/B	0.750%	11/15/2024	**	313
	US TREASURY N/B	1.500%	2/15/2025	**	2,904
	WORLD OMNI AUTO RECEIVABLES TR	0.810%	10/15/2026	**	1,385
	WORLD OMNI AUTO RECEIVABLES TR	5.790%	2/15/2029	**	290
	Shared Holdings (bb) - Insight North America LLC Total				$369,709
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	State Street Government Short Term Investment Fund- Common Collective Trust
	GOVERNMENT STIF 12		**	$23,523
	State Street Government Short Term Investment Fund- Common Collective Trust Total			$23,523
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	The Hartford Stock Fund
	GOVERNMENT STIF 12		**	$374
*	THE HARTFORD STOCK FUND, COMMON STOCK		**	233,891
	The Hartford Stock Fund Total			$234,265
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
Wrapper Contracts
	TRANSAMERICA PREMIER LIFE		**	$—
	AMERICAN GENERAL LIFE INS CO		**	—
	AMERICAN GENERAL LIFE INS CO		**	—
	RGA		**	—
	PRUDENTIAL		**	—
	Wrapper Contracts Total			$—
(aa) Shared holdings are other underlying securities making up the total value of the Guaranteed Investment Contracts under the HIMCO Bond fund: Transamerica Premier Life #MDA01097TR.
(bb) Shared holdings are other underlying securities making up the total value of the four Guaranteed Investment Contracts under Insight North America LLC Bond fund: American General Life #1646368, American General Life #1635582, RGA #RGA00058 and Prudential #GA62433
* Indicates party-in-interest.
** Cost information is not required for Member directed investments, and therefore is not included.

Table of Contents	EIN# 06-0383750
Plan# 100
THE HARTFORD INVESTMENT AND SAVINGS PLAN SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023
($ IN THOUSANDS)

Subtotal All Funds	Total Current Value
Chartwell Equity Securities	$83,917
Clearing Account	69
Collective Investment Trusts	3,849,508
Loomis Sayles Growth Fund	386,661
Lee Munder Equity Securities	123,615
T. Rowe Price	83,687
Loan Fund	72,840
Master Expense Account	9
Mutual Funds	857,500
JP Morgan International Fiance Limited	123,450
Separate Account GIC	81,158
Shared Holdings (aa) - HIMCO Bond Fund	177,343
Shared Holdings (bb) - Insight North America LLC	369,709
State Street Government Short Term Investment Fund- Common Collective Trust	23,523
The Hartford Stock Fund	234,265
Wrapper Contracts	—
Total Schedule of Assets	$6,467,254

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of The Hartford Investment and Savings Plan by the undersigned thereunto duly authorized.

THE HARTFORD INVESTMENT AND SAVINGS PLAN

By: /s/ Joseph Mead
Joseph Mead
Plan Administrator
June 20, 2024

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-105706, 333-34092 and 333-157372 on Form S-8 of The Hartford Financial Services Group, Inc. of our report dated June 20, 2024, relating to the financial statements and supplemental schedule of The Hartford Investment and Savings Plan, appearing in this Annual Report on Form 11-K of The Hartford Investment and Savings Plan for the year ended December 31, 2023.

/s/ Deloitte & Touche LLP

Hartford, Connecticut
June 20, 2024